Exhibit 99.4

Cameroon: Oil Discovery in the Dissoni Block
Paris, June 1, 2006 — Total announces an oil discovery from the first exploration well drilled in the Dissoni Block in the offshore Rio del Rey basin in Cameroon. The government of Cameroon awarded the block to Total E& P Cameroun, the operator, and Pecten Cameroon Company in April 2005.
The well encountered around 50 metres of oil pay in massive oil bearing sandstone. The promising find demonstrates Dissoni’s potential and should enable a new development plan to be deployed after studies and possible further appraisal.
Less than 18 months after the Bakingili discovery well in October 2004, the latest discovery validates Total’s strategy of capitalizing on its operated acreage in Cameroon, as well as its commitment, alongside its partners and the authorities, to offsetting the natural decline in production from mature fields.
Total has been active in Cameroon for more than 50 years and today operates production of just over 60,000 barrels per day, or around two-thirds of the country’s output, on behalf of its joint venture with Société Nationale des Hydrocarbures and Pecten Cameroon Company.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com